Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 333-256133

BowX Acquisition Corp. Reminds Stockholders to Vote in Favor of the Proposed Combination with WeWork Before October 19, 2021

•	Special Meeting of BowX stockholders to approve proposed business combination with WeWork to be held on October 19, 2021

•	Stockholders of record as of the close of business on September 14, 2021 should vote their shares even if they no longer own them

•	Stockholders are encouraged to vote as soon as possible

MENLO PARK, Calif. & NEW YORK, October 4, 2021—BowX Acquisition Corp. (NASDAQ: BOWX, BOWXU, and BOWXW) (“BowX”), a special purpose acquisition company, reminds stockholders to vote in favor of its proposed business combination with WeWork Inc. (“WeWork”) ahead of its special meeting scheduled for October 19, 2021 at 11:00 AM Eastern Time (the “Special Meeting”). Holders of BowX common stock as of the record date of September 14, 2021, should vote their shares even if they no longer own them and regardless of the number of shares they hold.

BowX’s board of directors recommends you vote “FOR” the business combination with WeWork and “FOR” all of the related proposals described in the proxy statement/prospectus dated September 20, 2021. All stockholders of BowX are strongly encouraged to read the proxy statement in its entirety before voting.

The Special Meeting will be held virtually and can be accessed by visiting https://www.cstproxy.com/bowxacquisitioncorp/sm2021. BowX recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

These are the two easiest ways to vote:

Vote Online (Highly Recommended): Follow the instructions on the Voting Instruction Form you received in the mail provided by your bank, broker or other nominee. You will need your control number, which is printed on the form you received in order to vote online.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the voting instruction form mailed (or emailed) to you. You will need your control number which is included on the voting instruction form to vote via automated telephone service.

Additionally, you can vote by mail:

For voting by mail, be sure to:

•	Mark, sign and date your Voting Instruction Form; and

•	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and

•	Return your Voting Instruction Form prior to the date of the Special Meeting.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your voting instruction form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FAQs

How many votes do I have at the Special Meeting?

BowX’s stockholders are entitled to one vote at the Special Meeting for each share of BowX common stock held of record as of September 14, 2021, the record date for the Special Meeting.

What do I need in order to participate in the Special Meeting online?

You can attend the Special Meeting via the Internet by visiting:

https://www.cstproxy.com/bowxacquisitioncorp/sm2021.

Can I attend the Special Meeting in person?

No. BowX will be hosting the Special Meeting via live webcast on the Internet.

What happens if I sell my BowX common stock before the Special Meeting?

The record date for the Special Meeting is September 14, 2021, earlier than the date of the Special Meeting and earlier than the date the business combination is expected to be completed. If you sell your shares after the record date, but before the Special Meeting date, you will retain your right to vote at the Special Meeting.

Who can help answer my questions?

If you have questions about the proposals to be presented at the Special Meeting or if you need additional copies of the proxy statement/prospectus or the enclosed Voting Instruction Form, contact BowX’s proxy solicitor as follows:

Morrow Sodali LLC 470

West Avenue

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and Brokers call (203) 658-9400

bowx.info@investor.morrowsodali.com

About WeWork

WeWork was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since opening our first location in New York City, we’ve grown into a global flexible space provider committed to delivering technology-driven flexible solutions, inspiring spaces, and unmatched community experiences. Today, we’re constantly reimagining how the workplace can help everyone, from freelancers to Fortune 500s, be more motivated, productive, and connected.

About BowX Acquisition Corp.

BowX Acquisition Corp. is a Special Purpose Acquisition Company formed by management of Bow Capital, including Vivek Ranadivé, and Murray Rode. Bow Capital is a venture capital fund bridging the best of academia, business, and entertainment. Mr. Ranadivé has four decades of experience and is founder and managing director of Bow Capital, as well as previous founder and CEO of TIBCO. Mr. Rode is senior advisor of Bow Capital and former CEO of TIBCO, with over 30 years of experience in tech.

Additional Information and Where to Find It

This press release relates to a proposed transaction between BowX and WeWork. This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of WeWork, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX has filed a registration statement on Form S-4 (Registration No. 333-256133) with the SEC, which includes a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on September 20, 2021 and was sent to all BowX stockholders as of September 14, 2021 (the record date for voting on the proposed transaction). Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-4 (Registration No. 333-256133) filed with the SEC. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation is contained in the registration statement and the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WeWork and BowX include statements regarding the benefits of the transaction, the clear path to positive adjusted EBITDA, WeWork’s ability to continue self-funding its growth into the future, the amount of cash the transaction will provide WeWork, the anticipated timing of the transaction and the products and markets of WeWork. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on WeWork’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of WeWork and potential difficulties in WeWork employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against WeWork or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or WeWork operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or WeWork’s business, WeWork’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WeWork and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WeWork nor BowX gives any assurance that either WeWork or BowX, or the combined company, will achieve its expectations.

Contacts

Investors

Chandler Salisbury

investor@wework.com

Media

Nicole Sizemore

press@wework.com